SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. ) *

BLACKSTONE SECURED LENDING FUND
 (Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, $0.001 par value
(Title of Class of Securities)

09261X102
(CUSIP Number)

December 31, 2021
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09261X102

1	NAMES OF REPORTING PERSONS
Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☑
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,723,035

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
13,723,035

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,723,035 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.12% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 168,946,951 Common Shares, $0.001 par value per share, outstanding as of November 11,2021, as reported in Blackstone Secured Lending Fund’s Form 10-Q, dated November 12, 2021.

Item 1(a).	Name of Issuer:

Blackstone Secured Lending Fund

Item 1(b).	Address of Issuer’s Principal Executive Offices:

345 Park Avenue
31st Floor
New York, NY 10154

Item 2(a).	Name of Person Filing:

Qatar Investment Authority

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

 Common Shares of Beneficial Interest, par value $0.001 per share (the “Common Shares”).

Item 2(e).	CUSIP Number:

09261X102

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable. This Schedule 13G is filed pursuant to Rule 13d-1(d) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

13,723,035

(b)	Percent of class: 8.12%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

13,723,035

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

13,723,035

(iv)	Shared power to dispose or to direct the disposition of

0

The percentage of Common Shares reported as beneficially owned are based on 168,946,951 Common Shares, $0.001 par value per share, outstanding as of November 11, 2021, as reported in Blackstone Secured Lending Fund’s Form 10-Q, dated November 12, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 02, 2022

QATAR INVESTMENT AUTHORITY
By:	/s/ Andrew Watkins
	Name:	Andrew Watkins**
	Title:	Associate General Counsel, Compliance

** Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 02, 2022, and included as Exhibit B hereto.

INDEX TO EXHIBITS

Exhibit No.	Description
A	Item 7 Information
B	Certificate of Incumbency